

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



July 16, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

7/21

Earnings Release 2Q 2003

Samsung Electronics

July 2003

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

The financial results of 1H 2002 have been revised in accordance with the changes in accounting practice that were adopted from Q1 of 2003.

The financial results for Q1 of 2003 have been prepared on an un-audited basis, and may be subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion KRW)	1Q '03	2Q '03	Growth	1H '02	1H '03
Sales	**9.60**	**9.84**	**2.5%**	**19.44**	**19.44**
Domestic	2.15	2.33	8.1%	5.73	4.48
Export	7.45	7.51	0.9%	13.71	14.96
(US$, Bn)	*6.17*	*6.22*	*0.7%*	*10.48*	*12.39*
Profit					
Operating Profit	1.35	1.16	-14.2%	4.05	2.51
Net Profit	1.13	1.13	0.2%	3.82	2.26

Q2 Results Analysis (Q-on-Q)

Memory

- ☐ **Sales Increased (2% ↑), but Profits Declined**
- ☐ **Blended DRAM ASP Slightly Declined**
  - '03.1Q Low $6 → '03.2Q slightly below $6 (256M Eq.)
  - DDR ASPs increased from mid-May
- ☐ **Flash Volume and Sales Increased** **(% of Memory Sales)**
  - 20% ('03.1Q) → 25% ('03.2Q)
- ☐ **Shrink Technology (Wafer-in)**
  - April : ≤0.11㎛ 13%
  - July : ≤0.11㎛ 42%
- ☐ **DDR400 Market Growth**
  - Market expansion expected in 2H
    - · New PCs w/ DDR400 (3Q 20% → 4Q 40%)
  - Sustained premium on DDR 400

LCD

- ☐ **Sales (42% ↑) & Profit Improved : Growing Shipment and Stable ASP**
  - Large panel shipment : 4.4Mil. (33% ↑)
    - · Notebook Panel
      Shipment : 40%↑ (1Q 1.5 Mil → 2Q 2.1 Mil)
      ASP (15") : $10↑ (Mar. $190 → June $200)
- ☐ **5G Line : Successful Ramp-up**
  - Line5(1,100x1,250): '03 Apr. 55K → June 85K

* Line6(1,100x1,300): '03 Dec. 5K→ '04 Mar. 30K→ Jun. 60K

System LSI

- ☐ **Sales and Profit Decreased**
  - Contracted Chinese market and production
  - Inventory adjustment by handset makers

Q2 Results Analysis (Q-on-Q)

Telecommunication

☐ **Handsets : Revenue Declined (8% ↓)**

- **Shipments: Decreased to 12M (9% ↓)**
  - · Flat compared to Q1 excluding India CDMA
  - · GSM shipment increased (15% ↑)
  - · Domestic market recovery since May (consumers gave up on expected subsidies)
- **ASP: Slightly increased overall**
  - · Export 3% ↑ , Domestic 6% ↓

☐ **Network : Revenue Increased (33% ↑)**

- Supplied cdma2000 1x to Indonesia's Mobile 8 & additional EV-DO systems to Japan's KDDI
- Selected as a main provider of SKIMT W-CDMA system (Metro area)

Digital Media

☐ **Sales Declined (1% ↓), Profits Declined**

- Slow seasonal demand & domestic economy
- Fierce M/S competition in domestic market

☐ **Progress by Product**

- TV : Strong digital TV sales (14% ↑)
- Monitor : Expanded LCD Portion (35%)
- PC : Increased exports (27% ↑)
- Printer : Laser printer sales improved (12% ↑)

Home Appliances

☐ **Sales Increased by 22% but Profits Declined**

- Air Conditioner sales increased by 36% (Q1 206 Bn. Won → Q2 314 Bn. Won)
- Higher marketing / R&D expenses, ASP ↓

Sales by Division

(Unit: Trillion KRW)	1Q '03	(Weight)	**2Q '03**	*(Weight)*	Growth
Semiconductor	3.52	(37%)	3.76	*(38%)*	6.8%
Memory	1.79	(18.7%)	1.83	*(18.6%)*	1.8%
TFT-LCD	0.77	(8.0%)	1.09	*(11.1%)*	42.0%
System LSI	0.45	(4.7%)	0.43	*(4.4%)*	- 4.4%
Telecommunication	3.33	(35%)	3.18	*(32%)*	- 4.6%
Wireless Handsets	3.04	(31.7%)	2.79	*(28.4%)*	- 8.2%
Digital Media	1.87	(20%)	1.85	*(19%)*	- 1.3%
Home Appliances	0.80	(8%)	0.97	*(10%)*	21.9%
Total	9.60	(100%)	9.84	*(100%)*	2.5%

Operating Profit by Division

(Unit: Trillion KRW)	1Q '03 *(Profit Margin)*	2Q '03 ***(Profit Margin)***	*(Margin Change)*
Semiconductor	0.57 (16.0%)	0.57 (15.0%)	- 1.0% Point
(Weight)	(42%)	(49%)	
Telecommunication	0.68 (20.4%)	0.55 (17.3%)	- 3.1% Point
(Weight)	(50%)	(47%)	
Digital Media	0.10 (5.4%)	0.04 (2.1%)	- 3.3% Point
(Weight)	(7%)	(3%)	
Home Appliances	0.01 (1.0%)	0.003 (0.3%)	- 0.7% Point
(Weight)	(1%)	(0%)	
Total	1.35 (14.1%)	1.16 (11.8%)	- 2.3% Point
(Weight)	(100%)	(100%)	

Financial Analysis

(Unit: Trillion KRW)	End of Mar. '03	**End of June '03**	Change
Assets	33.88	33.83	- 0.05
Liabilities	8.69	7.78	- 0.91
(Debt)	*(1.89)*	*(1.16)*	*(- 0.73)*
Shareholders' Equity	25.19	26.05	0.86
(Paid-in Capital)	*(0.89)*	*(0.89)*	*No Change*
Debt / Equity Ratio	*7.5%*	*4.5%*	*- 3%* point
Net Debt / Equity Ratio	*- 13%*	*- 15%*	*- 2%* point
	Q1 '03	Q2 '03	Change
R O E*	**18.2%**	**17.6%**	**- 0.6%** point
Profitability (Net Income/ Sales)	**0.12**	0.12	- 0.003
Asset Turnover (Sales / Asset)	**1.12**	1.16	0.04
Leverage (Asset / Equity)	**1.38**	1.32	- 0.06

* *Annualized*

Profitability Analysis

(Unit: Trillion KRW)	1Q '03	2Q '03	Growth (Change)	1H '02	1H '03
Sales	9.60	9.84	2.5%	19.44	19.44
Gross Profit	2.85	2.82	- 1.3%	6.74	5.67
(%)	(30%)	(29%)	(-1% point)	(35%)	(29%)
SG & A	*1.50*	*1.65*	*10.3%*	*2.69*	*3.16*
(%)	(16%)	(17%)	(1% point)	(14%)	(16%)
Operating Profit	1.35	1.16	- 14.2%	4.05	2.51
(%)	(14%)	(12%)	(-2% point)	(21%)	(13%)
Net Profit	1.13	1.13	0.2%	3.82	2.26
(%)	(12%)	(12%)	(No Change)	(20%)	(12%)


SAMSUNG

Cash Flow

(Unit: Trillion KRW)	Until Mar 2003	Until June 2003
Cash* (Beginning of period)	**7.42**	**5.29**
Cashflow from Operation	**0.72**	**2.34**
Net Profit	*1.13*	*1.13*
Depreciation	*0.83*	*0.91*
Loss from Equity method	*0.03*	*0.06*
Increase in Working Capital (Inventory, A/R, Accrued Expenses)	*(1.27)*	*0.24*
Cashflow from Investment	**(1.96)**	**(1.50)**
CAPEX	*(2.03)*	*(1.39)*
Cashflow from Financing	**(0.89)**	**(1.16)**
Decrease in debt	*(0.53)*	*0.71*
Dividends	*(0.83)*	-
Repurchase of Shares	*(0.64)*	*(0.35)*
Net decrease in cash	***2.13***	***0.32***
Cash (End of period)	**5.29**	**4.97**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*


SAMSUNG

Capex Plan

(Unit: Trillion KRW)	FY2002	1Q '03	1H '03	**'03 Plan**
Semiconductor	3.60	1.92	3.17	**5.77**
Memory	2.03	1.51	2.15	**3.29**
TFT-LCD	1.41	0.29	0.74	**1.64**
System LSI	0.16	0.12	0.28	**0.84**
Telecom	0.27	0.03	0.09	**0.32**
Digital Media & etc.	0.32	0.08	0.16	**0.69**
Total	4.19	2.03	3.42	**6.78**